UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: August 24, 2016

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement of 2016 Interim Results (Unaudited)
99.2	Press Release entitled “Cost Control Measures Achieve Remarkable Results Steady Progress in All Businesses in 1H 2016”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

 (Stock Code: 00883)

Announcement of 2016 Interim Results (Unaudited)

FINANCIAL AND BUSINESS SUMMARY
	First half of 2016	% change over First half of 2015

Net production of oil and gas*	241.5 million BOE	0.6%
Oil and gas sales	RMB55.08 billion	(28.5%)
Consolidated net (loss)/profit	RMB(7.74) billion	(152.5%)
Basic (loss)/earnings per share	RMB(0.17)	(152.5%)
Diluted (loss)/earnings per share	RMB(0.17)	(152.5%)
Interim dividend (tax inclusive)	HK$0.12 per share	(52.0%)

* Including our interest in equity-accounted investees, which is approximately 9.1 million BOE.

CHAIRMAN’s STATEMENT

Dear Shareholders,

In the first half of 2016, the US economy recovered mildly, the foundation for economic recovery in the euro zone has yet to be consolidated, the overall economy in China remained stable, international oil prices continued to hover at a low level. Faced with the challenges brought about by the external environment, our entire company has raised its level of awareness, introduced innovative work methods and made great efforts in cost control and efficiency enhancement.

In early 2014, in view of the rising production cost, the Company launched the “Year of Quality and Efficiency" program and has since continued to promote activities for this program. Over the past two years, the program has achieved significant results, and the production cost has been under effective control. In the first half of this year, the Company adopted measures mainly along the following aspects:

First, we continued to strengthen management and explore the potential for cost control and efficiency enhancement. Our efforts mainly included: further refining the basic management of major investment decisions, optimizing the process of decision-making and improving the quality of such decisions; streamlining cost management and designing special programs to improve key areas such as procurement and capital management; controlling cost based on optimization of the overall development plan (ODP) and project design; and accelerating the construction of the "intelligent oilfields" to achieve oil and gas production automation, synergies between operations and management collaborative and information sharing across the board.

Second, we focused on technological innovation to further drive cost down and enhance efficiency. We strengthened seismic exploration technologies and geological study in order to achieve our goal of discovering high-quality mid-to-large-sized oil and gas fields. We endeavored to make technology breakthroughs in heavy oil and low-porosity low-permeability oilfields development in order to make the undeveloped resources economic.

Third, we paid much attention to risk prevention in order to keep the base line for cost control and efficiency enhancement. Faced with the impacts from the oil price plunge, the Company was highly concerned about cash flow risks and developed appropriate strategies to cope with the worst-case scenario. Meanwhile, the Company took strict measures to maintain outstanding records of safety and environmental protection. We have further strengthened the foundation for safety operation. Efforts were made to eliminate or remedy hidden problems and potential risks in order to prevent the occurrence of accidents.

Benefitting from the effective measures of cost control and efficiency enhancement, the Company achieved remarkable results in cost saving in the first half of the year. Major cost indicators dropped significantly. Compared to the same period last year, all-in cost per BOE significantly decreased 15.5% year on year to US$34.86, among which operating expenses per BOE decreased significantly by 22.7%. However, due to the prolonged low oil prices, oil and gas sales revenue was RMB55.08 billion, representing a decline of 28.5% year on year. Net loss was RMB7.74 billion.

In the first half of the year, the Company's exploration and development business progressed steadily. In the area of exploration, there were six new discoveries and 26 successfully appraised wells, of which six new discoveries and 20 successfully appraised wells were made offshore China. Six successfully appraised wells were made overseas. Engineering construction projects also progressed smoothly. Of the four new projects scheduled for this year, two projects already came on stream, namely, Kenli 10-4 oilfield and Panyu 11-5 oilfield. Net oil and gas production remained stable, reaching 241.5 million BOE, with a steady growth of 2.4% in offshore China.

In view of the Company’s financial position, the Board of Directors has declared an interim dividend of HK$0.12 per share (tax inclusive) for the first half of 2016.

Looking ahead to the second half of the year, uncertainties still remain in both the international and domestic macro environment. Further recovery of international oil prices faces headwinds. We will remain determined and keep up the hard work to diligently promote the "Year of Quality and Efficiency" program in order to achieve our annual operational targets.

We will continue our oil and gas exploration and development with high quality and high efficiency. In the area of exploration, we will continue to focus on the exploration of mid-to-large-sized oil and gas fields and strive to achieve breakthroughs. For development and production, we will shift further to return-driven, focus on in-depth study of geology and reservoirs, optimize development plans so that the development projects and infill drillings can proceed in an orderly manner. At the same time, we will put special emphasis on major projects in order to ensure that new oil and gas fields commence production on time.

Apart from exploration and development, we will continue to focus on cost control and efficiency enhancement. Our priorities include: implementing refined management in order to control costs; optimizing investment management, strengthening the process control of investment projects, and improving the performance review system; effectively guarding against operational risks; and exploring long-term mechanism for cost control and efficiency enhancement.

We will continue to strengthen health, safety and environmental protection to ensure the sustainable development of the Company. First, we will establish a safety production responsibility system and strengthen safety performance evaluation. Second, we will deepen our efforts in safety and environmental risk management in order to effectively guard against accidents. And third, we will strengthen the basic management of production safety and make the management system more informatised and modernised.

Dear shareholders, faced with a complex and volatile external environment, we will carefully benchmark ourselves with and learn from others, maintain a positive attitude, and strive to achieve first-class international competiveness. We will make the Company stronger, better, and bigger and create greater value for our shareholders.

Yang Hua

Chairman and Chief Executive Officer

Hong Kong, 24 August 2016

INTERIM RESULTS

The board of directors (the “Board”) of CNOOC Limited (the “Company”) is pleased to announce the unaudited interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2016 as follows:

INTERIM CONDENSED CONSOLIDATED STATEMENT

OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts expressed in millions of Renminbi, except per share data)

			Six months ended 30 June
	Notes		2016 (Unaudited)	2015 (Unaudited)
REVENUE
Oil and gas sales	2		55,083	77,034
Marketing revenues	2		10,058	11,410
Other income			1,691	1,145

			66,832	89,589
EXPENSES
Operating expenses			(11,257)	(13,593)
Taxes other than income tax	4	(ii)	(3,683)	(5,532)
Exploration expenses			(3,419)	(4,481)
Depreciation, depletion and amortisation			(35,129)	(36,757)
Special oil gain levy			—	(59)
Impairment and provision	6		(10,359)	(1,385)
Crude oil and product purchases			(9,463)	(10,565)
Selling and administrative expenses			(2,812)	(2,544)
Others			(1,506)	(999)

			(77,628)	(75,915)

(LOSS)/PROFIT FROM OPERATING ACTIVITIES			(10,796)	13,674
Interest income			387	503
Finance costs	3		(3,175)	(2,849)
Exchange losses, net			(308)	(185)
Investment income			2,005	1,219
Share of profits of associates			79	179
Share of profit of a joint venture			150	212
Non-operating income, net			11	66

(LOSS)/PROFIT BEFORE TAX			(11,647)	12,819
Income tax credit	4	(i)	3,912	1,914

(LOSS)/PROFIT FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT			(7,735)	14,733

OTHER COMPREHENSIVE INCOME/(EXPENSE)
Items that may be subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations			3,123	(123)
Share of other comprehensive expense of associates			(119)	(22)
Other items that will not be reclassified to profit or loss:
Fair value change on equity investments designated as at fair value through other comprehensive income			(794)	31
Others			(2)	9

OTHER COMPREHENSIVE INCOME/(EXPENSE) FOR THE PERIOD, NET OF TAX			2,208	(105)

TOTAL COMPREHENSIVE (EXPENSE)/INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT			(5,527)	14,628

(LOSS)/EARNINGS PER SHARE FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT
Basic (RMB Yuan)	5		(0.17)	0.33
Diluted (RMB Yuan)	5		(0.17)	0.33

Details of the interim dividends declared for the period are disclosed in note 11.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

30 JUNE 2016

(All amounts expressed in millions of Renminbi)

		30 June	31 December
	Notes	2016 (Unaudited)	2015 (Audited)

NON-CURRENT ASSETS
Property, plant and equipment	6	432,644	454,141
Intangible assets		16,366	16,423
Investments in associates		4,357	4,324
Investment in a joint venture		24,751	24,089
Equity investments		3,764	3,771
Deferred tax assets		20,261	13,575
Other non-current assets		6,694	7,828

Total non-current assets		508,837	524,151

CURRENT ASSETS
Inventories and supplies		10,010	9,263
Trade receivables	7	23,167	21,829
Derivative financial assets		353	7
Equity investments		14	14
Other financial assets		56,185	71,806
Other current assets		6,178	7,415
Time deposits with maturity over three months		15,030	18,010
Cash and cash equivalents		28,026	11,867

Total current assets		138,963	140,211

CURRENT LIABILITIES
Loans and borrowings	9	34,060	33,585
Trade and accrued payables	8	26,882	32,614
Derivative financial liabilities		389	—
Other payables and accrued liabilities		21,496	13,534
Taxes payable		7,984	4,647

Total current liabilities		90,811	84,380

NET CURRENT ASSETS		48,152	55,831

TOTAL ASSETS LESS CURRENT LIABILITIES		556,989	579,982

NON-CURRENT LIABILITIES
Loans and borrowings	9	124,927	131,060
Provision for dismantlement		50,642	49,503
Deferred tax liabilities		8,737	11,627
Other non-current liabilities		1,709	1,751

Total non-current liabilities		186,015	193,941

NET ASSETS		370,974	386,041

EQUITY
Equity attributable to owners of the parent
Issued capital	10	43,081	43,081
Reserves		327,893	342,960

TOTAL EQUITY		370,974	386,041

NOTES

30 JUNE 2016

(All amounts expressed in millions of Renminbi, unless otherwise stated)

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2016 have been prepared in accordance with International Accounting Standard 34 and Hong Kong Accounting Standard 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2015.

The financial information relating to the year ended 31 December 2015 that is included in this announcement as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that year but is derived from those consolidated financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Hong Kong Companies Ordinance is as follows:

The Company has delivered the consolidated financial statements for the year ended 31 December 2015 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance.

The Company’s auditor has reported on those consolidated financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its reports; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2015. The adoption of new International Financial Reporting Standards/Hong Kong Financial Reporting Standards and amendments to International Financial Reporting Standards/Hong Kong Financial Reporting Standards for the current interim period commenced from 1 January 2016 does not have any material impact on the accounting policy adopted, interim financial position or performance of the Group.

As disclosed in the Group’s 2015 annual financial statements, the Group has applied International Financial Reporting Standard/Hong Kong Financial Reporting Standard 9 (2009) Financial Instruments during the year ended 31 December 2015. For the preparation of the interim condensed consolidated financial statements for the six months ended 30 June 2016, certain comparative amounts whave been presented in accordance with the basis adopted for the 2015 annual financial statements.

2.	OIL AND GAS SALES AND MARKETING REVENUES

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties, value-added tax (“VAT”), obligations to governments and other mineral interest owners. Revenue from the sale of oil and gas is recognised when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. Revenue from the production of oil and gas in which the Group has a joint interest with other producers is recognised based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group’s share of production are not significant.

Marketing revenues principally represent the sales of oil and gas purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the interim condensed consolidated statement of profit or loss and other comprehensive income.

3.	FINANCE COSTS

Accretion expenses of approximately RMB1,076 million (six months ended 30 June 2015: approximately RMB1,254 million) relating to the provision for dismantlement liabilities have been recognised in the interim condensed consolidated statement of profit or loss and other comprehensive income for the six months ended 30 June 2016.

4.	TAX

(i)	Income tax

The Company and its subsidiaries are subject to, on an entity basis, income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2015: 16.5%) on profits arising in or derived from Hong Kong.

The Company is regarded as a Chinese Resident Enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from 1 January 2008. The corporate income tax which is subjected in Hong Kong is qualified as a foreign tax credit to offset the PRC corporate income tax starting from 1 January 2008.

4. TAX (continued)

(i)	Income tax (continued)

The Company’s subsidiary in Mainland China, CNOOC China Limited (“CNOOC China”), is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations. CNOOC Deepwater Development Limited, a wholly-owned subsidiary of CNOOC China, is subject to corporate income tax at the rate of 15% for the three years ending 31 December 2017, after being assessed as a high and new technology enterprise.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to

56% (2015: 10% to 56%). On 26 March 2015, the U.K. government decreased the combined income tax rate on North Sea oil and gas activities from 62% to 50% with effect from 1 January 2015.

(ii)	Other taxes

The Company’s PRC subsidiaries pay the following other taxes and dues:

-	Production tax at the rate of 5% on production under production sharing contracts;

-	VAT at the rates from 13% to 17% on taxable sales under independent oil and gas fields since 1 May 2016 under “Provisional Regulations on VAT of the PRC” and relevant detailed rules according to the “Circular on Certain Policies on the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax” (Cai Shui [2016] No.39), which replaced the production tax at the rate of 5% on production under independent oil and gas fields before 1 May 2016.

VAT at the rates from 3% to 17% on other income since 1 May 2016, which were subject to the business tax at rates of 3% to 5% or VAT at the rates of 3% to 17% before 1 May 2016.

The VAT payable is calculated using the taxable sales amount multiplied by the applicable tax rate less relevant deductible input VAT;

-	Resource tax (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production tax) derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields starting from 1 November 2011, which replaced the royalties for oil and gas fields, except for those under production sharing contracts signed before 1 November 2011 which will be subject to related resource tax requirement after the expiration of such production sharing contracts. The resource tax rate was changed from 5% to 6% on 1 December 2014;

-	Export tariff at the rate of 5% on the export value of petroleum oil;

-	City construction tax at the rates of 1% or 7% on the production tax, business tax and VAT paid;

-	Educational surcharge at the rate of 3% on the production tax, business tax and VAT paid; and

-	Local educational surcharge at the rate of 2% on the production tax, business tax and VAT paid.

In addition, other taxes paid and payable by the Company’s non-PRC subsidiaries include royalty as well as taxes levied on petroleum-related income, budgeted operating and capital expenditure.

5.	(LOSS)/EARNINGS PER SHARE

	Six months ended 30 June
	2016	2015
	(Unaudited)	(Unaudited)

(Loss)/Earnings:
(Loss)/Profit for the period attributable to
owners of the parent for the basic and
diluted (loss)/earnings per share calculation	(7,735)	14,733

Number of shares:
Weighted average number of ordinary shares for the purpose of
basic (loss)/earnings per share calculation	44,647,455,984	44,647,455,984
Effect of dilutive potential ordinary shares under
the share option schemes	—	59,054,410

Weighted average number of ordinary shares for
the purpose of diluted (loss)/earnings per share	44,647,455,984	44,706,510,394

(Loss)/Earnings per share - Basic (RMB Yuan)	(0.17)	0.33

- Diluted (RMB Yuan)	(0.17)	0.33

The diluted loss per share for the six months ended 30 June 2016 are the same as the basic loss per share as the assumed exercise of the outstanding share options has an anti-dilutive effect.

6.	PROPERTY, PLANT AND EQUIPMENT

Impairment and provision recognised during the period included the impairment loss of approximately RMB10,390 million (six months ended 30 June 2015: approximately RMB1,450 million) to reduce the carrying value of certain oil and gas properties to the recoverable amount. This impairment loss was mainly related to fields in North America, Europe and Africa which was primarily due to the revision of the estimation for the oil price forecast and the adjustment in operating plan for oil sand assets in Canada. The recoverable amount was calculated based on the assets value in use and was determined at the oil field(s) level.

During the period, the Group wrote off certain shale oil and gas assets in North America due to the expired lease contracts. Approximately RMB424 million was included in the depreciation, depletion and amortisation charge.

7.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest bearing.

As at 30 June 2016 and 31 December 2015, substantially all the trade receivables were aged within 30 days. All customers have a good repayment history and no receivables are past due.

8.	TRADE AND ACCRUED PAYABLES

As at 30 June 2016 and 31 December 2015, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest bearing.

9.	LOANS AND BORROWINGS

The details of note repaid during the period ended 30 June 2016 are as follows:

			Principal Amount
Repaid by	Maturity	Coupon rate	USD million

CNOOC Finance (2013) Limited	2016	1.125%	750

10.	SHARE CAPITAL

	Number	Issued
		share capital
	of shares	equivalent of
		RMB million

Issued and fully paid:
Ordinary shares with no par value as at 1 January 2015, as at 31 December 2015 (audited) and as at 30 June 2016 (unaudited)	44,647,455,984	43,081

11.	DIVIDENDS

On 24 August 2016, the board of Directors (the “Board”) declared an interim dividend of HK$0.12 (tax inclusive) per share (six months ended 30 June 2015: HK$0.25 (tax inclusive) per share), totaling approximately HK$5,358 million (tax inclusive) (equivalent to approximately RMB4,579 million (tax inclusive)) (six months ended 30 June 2015: approximately RMB8,802 million (tax inclusive)), based on the number of issued shares as at 30 June 2016.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

12.	SEGMENT INFORMATION

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three operating segments: E&P, trading business and corporate. These segments are determined primarily because the Group’s chief operating decision maker makes key operating decisions and assesses performance of the segment separately. The Group evaluates the performance of each segment based on segment profit or loss.

The following table presents revenue, profit or loss, assets and liabilities information for the Group’s operating segments.

	E&P		Trading business		Corporate		Eliminations		Consolidated
	Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June
	2016 (Unaudited)	2015 (Unaudited)	2016 (Unaudited)	2015 (Unaudited)	2016 (Unaudited)	2015 (Unaudited)	2016 (Unaudited)	2015 (Unaudited)	2016 (Unaudited)	2015 (Unaudited)

External Revenue	52,010	71,457	14,607	18,080	215	52	—	—	66,832	89,589
Intersegment revenue*	4,549	6,655	(4,549)	(6,655)	—	24	—	(24)	—	—

Total	56,559	78,112	10,058	11,425	215	76	—	(24)	66,832	89,589

Segment result
(Loss)/Profit for the period	(8,213)	13,152	370	549	342	3,442	(234)	(2,410)	(7,735)	14,733

	E&P		Trading business		Corporate		Eliminations		Consolidated
	30 June	31 December	30 June	31 December	30 June	31 December	30 June	31 December	30 June	31 December
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)

Other segment information
Segment assets	497,110	533,565	4,067	3,336	379,236	371,650	(232,613)	(244,189)	647,800	664,362

Segment liabilities	(346,722)	(364,056)	(3,074)	(2,243)	(146,439)	(145,475)	219,409	233,453	(276,826)	(278,321)

*	Certain oil and gas produced by the E&P segment are sold via trading business segment. For the Group’s chief operating decision maker’s assessment of segment performance, these revenues are reclassified back to E&P segment.

13.	SUBSEQUENT EVENT

The Group has no significant subsequent events needed to be disclosed in this announcement.

AUDIT COMMITTEE

The Audit Committee of the Board of the Company has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the risk management, internal control and financial reporting matters. The interim results for the six months ended 30 June 2016 are unaudited, but have been reviewed by Deloitte Touche Tohmatsu in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants. This interim results for the six months ended 30 June 2016 has been reviewed by the Audit Committee.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Save as disclosed in this announcement, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of its listed securities during the six months ended 30 June 2016.

CORPORATE GOVERNANCE CODE AND CORPORATE GOVERNANCE REPORT

For the six months ended 30 June 2016, the Company has complied with relevant code provisions set out in Appendix 14 to the Listing Rules, except for the deviation from the code provisions (“Code Provisions”) A.2.1 and A.4.1 of the Corporate Governance Code and Corporate Governance Report (“Corporate Governance Code”). The following summarises the requirement under the above-mentioned Code Provisions and the reasons for such deviations.

Code Provision A.2.1

Under Code Provision A.2.1, the roles of the Chairman and the Chief Executive Officer should be separate and not be performed by the same individual.

Mr. Yang Hua assumes both the roles of the Chairman and the Chief Executive Officer as he is familiar with the culture and operations of the Company and has extensive experience in the oil and gas industry. The Directors consider that vesting two roles in the same individual enables the Company to make and implement decisions promptly and efficiently and will not impair the balance of power and authority between the Board and the management of Company. Further, the Directors consider that although Mr. Yang Hua serves as both the Chairman and Chief Executive Officer, there are sufficient checks and balances at the board level. The Company has established board committees (namely, Audit Committee, Remuneration Committee and Nomination Committee), whose members comprise independent non-executive Directors and are responsible for important corporate governance functions. In particular, the Audit Committee of the Company is responsible for overseeing and monitoring the risk management and internal control systems of the Company, to support the Board in discharging its responsibilities and to make sure the adequacy and effectiveness of the Company’s corporate accounting and financial controls, risk management and internal control systems. The four Independent Non-executive Directors who possess balance of skills and experience appropriate of the business of the Company also contribute valuable independent views to the Board.

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing independent non-executive directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All the incumbent independent non-executive directors of the Company have retired from the office by rotation and have been re-elected in the past three years (with the exception of Mr. Kevin G. Lynch, who was appointed on 1 March 2014 and was re-elected at the annual general meeting of the Company on 23 May 2014). Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the Corporate Governance Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a Code of Ethics for Directors and Senior Management (“Code of Ethics”) incorporating the Model Code as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the six months ended 30 June 2016, with the Company’s Code of Ethics and the required standards set out in the Model Code.

CHANGES IN INFORMATION OF Directors

Pursuant to Rule 13.51(B) of the Listing Rules, the change in information of Directors of the Company during the six months ended 30 June 2016 is set out below:

Name of Director	Details of Changes

Li Fanrong	Resigned as an Executive Director, the Chief Executive Officer and the President of the Company with effect from 15 June 2016

Ceased to serve as the director of CNOOC China, chairman and director of CNOOC International Limited and chairman and director of Nexen Energy ULC with effect from 15 June 2016, all being subsidiaries of the Company

Yang Hua	Re-designated as an Executive Director and appointed as the Chief Executive Officer of the Company with effect from 15 June 2016 and he remains as the Chairman of the Board

Appointed as the chairman and director of Nexen Energy ULC with effect from 15 June 2016

Wu Guangqi	Re-designated as a Non-executive Director of the Company and resigned as the Compliance Officer of the Company with effect from 15 June 2016

Yuan Guangyu	Appointed as an Executive Director and the President of the Company with effect from 15 June 2016

Appointed as the chairman of CNOOC International Limited with effect from 15 June 2016

STATEMENT OF SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements of NYSE. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg

MISCELLANEOUS

The Directors are of the opinion that there have been no material changes to the information published in the Company’s annual report for the year ended 31 December 2015, other than those disclosed in this announcement and the 2016 interim report of the Company.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 12 September 2016 (Monday) to 20 September 2016 (Tuesday) (both days inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the interim dividend, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 9 September 2016 (Friday). The interim dividend will be paid on or around 13 October 2016 (Thursday) to shareholders whose names appear on the register of members on 20 September 2016 (Tuesday).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2016 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice of the State Administration of Taxation on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management”, the Company has been confirmed as a resident enterprise of People’s Republic of China (“PRC”) and the withholding and payment obligation lies with the Company. The Company is required to withhold and pay 10% enterprise income tax when it distributes the 2016 interim dividend to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as at 20 September 2016 who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2016 interim dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2016 interim dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at 20 September 2016. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange (the Shanghai-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC Nominees Limited, and in accordance with the above requirements, the Company will pay to HKSCC Nominees Limited the amount of the 2016 interim dividend after withholding for payment the 10% enterprise income tax.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, or any non-resident enterprise shareholder who is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between the mainland of China and Hong Kong or Macau, or any other non-resident enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, does not desire to have the Company withhold and pay the total amount of the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules at or before 4:30 p.m. on 9 September 2016 (Friday).

If anyone would like to change the identity of the shareholders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold and pay the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on 20 September 2016. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders at the aforesaid date or any disputes over the mechanism of withholding.

By Order of the Board

Li Jiewen

 Joint Company Secretary

Hong Kong, 24 August 2016

As at the date of this announcement, the Board comprises the following:

Executive Directors Yang Hua (Chairman) Yuan Guangyu Non-executive Directors Wu Guangqi Lv Bo	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

FORWARD-LOOKING STATEMENTS

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to the terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2015 Annual Report on Form 20-F filed on 21 April 2016. Consequently, all of the forward-looking statements made in this announcement are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

Exhibit 99.2

 中國海洋石油有限公司

 CNOOC LIMITED

For Immediate Release

Cost Control Measures Achieve Remarkable Results

Steady Progress in All Businesses in 1H 2016

(Hong Kong, August 24, 2016) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced its interim results for the six months ended June 30, 2016.

In the first half of the year, all businesses of the Company including exploration and development have made steady progress. Regarding exploration, the Company made six new discoveries and drilled 26 successful appraisal wells. Among which, the Company made six new discoveries and drilled 20 successful appraisal wells in offshore China while it drilled six successful appraisal wells overseas. The four projects scheduled to come on stream for the year have been running smoothly. Of which, Kenli 10-4 oilfield and Panyu 11-5 oilfield have commenced production and the other two new projects are progressing smoothly.

Benefiting from the effective implementation of cost control and efficiency enhancement, the Company made remarkable achievements in cost saving in the first half of the year, with key cost indicators lowered significantly. The Company’s all-in cost was US$34.86 per barrel of oil equivalent (BOE), a decrease of 15.5% year-on-year (yoy). Of which, operating cost decreased by 22.7% yoy to US$7.42 per BOE and recorded a decrease yoy for both offshore China and overseas operations.

During the period, the Company’s total net oil and gas production reached 241.5 million BOE, representing an increase of 0.6% yoy. Net production from offshore China was 160.1 million BOE, with an increase of 2.4% yoy, mainly attributable to the newly commenced projects in Bohai and Western South China Sea. Net production from overseas decreased by 2.9% to 81.5 million BOE, resulting from the shutdown of the Long Lake project by the impact of the incident.

Impacted by the decline of international oil prices, the Company’s average realized oil price was US$37.70 per barrel in the first half of 2016, representing a decline of 34.5% yoy. The average realized natural gas price dropped by 16.2% yoy to US$5.49 per thousand cubic feet, mainly due to the downward adjustment of natural gas prices by the Chinese government in the second half of last year which led to price cuts of some of the gas fields in offshore China. The Company’s oil and gas sales revenue were RMB55.08 billion, representing a decline of 28.5% yoy. Net loss was RMB7.74 billion.

Mr. Yang Hua, Chairman and CEO of the Company, said, “In view of the challenges from the external environment, the Company strives to further enhance its industry know-how and introduce innovative work methods and achieved steady progress in all businesses, with the target of cost control and efficiency enhancement. Keeping modest, we will continue to identify areas for improvement and keep on learning, in order to enhance the first-class competitiveness at the international level. We will strengthen, improve and expand the Company to create greater value for our shareholders.”

In the first half of the year, the Company’s basic loss per share reached RMB0.17. The Board has declared an interim dividend of HK$0.12 per share (tax inclusive) for 2016.

- End -

Notes to Editors:

More information about the Company is available at

http://www.cnoocltd.com.

*** *** *** ***

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

*** *** *** ***

For further enquiries, please contact:

Ms. Michelle Zhang

Deputy Manager, Media / Public Relations

CNOOC Limited

Tel: +86-10-8452-6642

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Ms. Ada Leung

Hill+Knowlton Strategies Asia

Tel: +852-2894 6225

Fax: +852-2576 1990

Email: ada.leung@hkstrategies.com